SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐       No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

FOR IMMEDIATE RELEASE

Frank Raczon Case Construction Equipment 262/636-7498 frank.raczon@cnh.com	Thomas Witom News and Information 847/955-3939
Case Awarded $15.5 Million Contract to Reset More than 200 Forklifts to Mission-Capable Condition
RACINE, Wis. (Aug. 31, 2006) — In its sixth U.S. Military contract in recent months, Case Construction Equipment has been selected by the U.S. Army TACOM (Tank, Automotive and Armaments Command) to reset more than 200 Forklifts to mission-capable condition. The contract, which will be fulfilled over a three-year period, is valued at $15.5 million.
Deployed with the U.S. Army since the 1980s, these Case Model M4K Rough-Terrain Forklifts have been used by U.S. forces to handle materials and supplies around the globe. “The Case M4K is unique in its ability to stack pallets two high and four wide, inside military shipping containers,” said Bill Thompson, manager, Defense Products Group, Case Construction Equipment.
Thompson explained that “reset” is a military term that defines a level of refurbishing designed to restore older equipment to provide renewed performance. The reset process involves the complete disassembly; inspection and repair or replacement of damaged components; reassembly, and testing to ensure the equipment meets original performance specifications. “This provides the benefits of new equipment to our troops at a very favorable cost,” he said.
During the past two years, Case has earned contracts with the U.S. Military valued at more than $100 million. Current Case contracts with the U.S. Military include the remanufacture of nearly 400 front-end wheel loaders for the National Guard, reset of an additional 125 wheel loaders for U.S. Army TACOM and supply of 500 engine re-power kits for Case forklifts like those being reset in the current program. Additionally, in 2005, Case was also awarded a contract to deliver more than 500 new backhoe loaders to U.S. Army forces around the globe.
As with several previous Case contracts with the military, this work is being completed at the Case Remanufacturing Center in Fort McCoy, Wis., using Case and contract employees, many of whom are current or retired members of the U.S. Army National Guard and Army Reserve.

Case Construction Equipment sells and supports a full line of construction equipment, including the world’s No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing through CNH Capital. CNH Global N.V. (NYSE: CNH), manufacturer of the Case brand, is a global leader in the construction equipment, agricultural equipment and financial services industries. More information is available at www.casece.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

September 5, 2006